1-14928

P.E.
8-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August, 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . X . . . .

View Announcement

status list

Announcement Details

Company	Headline	Last Updated
Abbey National PLC	Holding(s) in Company	10:50 8 Aug 0

Full Announcement Text

RNS Number:7152Z
Abbey National PLC
8 August 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

ABBEY NATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY MANAGEMENT RESEARCH COMPANY AND ASSOCIATES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

48 OR SO NOMINEE COMPANIES (FOR VARIOUS AMOUNTS)

5) Number of shares/amount of stock acquired.

NO DETAILS

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 10P EACH

10) Date of transaction

NO DETAILS

NO DETAILS

11) Date company informed

6TH AUGUST 2002

12) Total holding following this notification

59,310,578 ORDINARY SHARES

13) Total percentage holding of issued class following this notification

4.075%

14) Any additional information

CHANGE IN HOLDINGS SINCE PREVIOUS NOTIFICATION 15,516,482 ORDINARY SHARES

15) Name of contact and telephone number for queries

P J LOTT, ABBEY NATIONAL GROUP SECRETARIAT

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 8TH AUGUST 2002

END

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date: 8th August, 2002

By ______________________

Peter Lott, Authorised Signatory